SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 5 to

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PennTex Midstream Partners, LP

(Name of Subject Company (Issuer))

Energy Transfer Partners, L.P.

(Name of Filing Person (Offeror))

Common Units Representing Limited Partner Interests

(Titles of Class of Securities)

709311104

(CUSIP Numbers of Class of Securities)

Amendment No. 5 to

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

Energy Transfer Partners, L.P.

(Name of Person(s) Filing Statement)

Common Units Representing Limited Partner Interests

(Titles of Class of Securities)

709311104

(CUSIP Numbers of Class of Securities)

Thomas E. Long

Chief Financial Officer

Energy Transfer Partners, L.P.

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

(214) 981-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

COPIES TO:

G. Michael O’Leary

George J. Vlahakos

Andrews Kurth Kenyon LLP

600 Travis Street, Suite 4200

Houston, Texas 77002

(713) 220-4200

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+
$280,253,200	$32,481.35

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding common units representing limited partner interests (the “Common Units”) of PennTex Midstream Partners, LP (“PennTex”) not owned by Energy Transfer Partners, L.P. at a purchase price of $20.00 per Common Unit, net to the seller in cash. On May 1, 2017, 20,714,256 Common Units were outstanding, of which 6,701,596 are owned by Energy Transfer Partners, L.P. Accordingly, this calculation assumes the purchase of 14,012,660 Common Units.
+	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2017 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $32,481.35	Filing party: Energy Transfer Partners, L.P.
Form or registration No.: SC TO-T	Date filed: May 18, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☒	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement originally filed under cover of Schedule TO on May 18, 2017, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement and Rule 13E-3 Transaction Statement, Amendment No. 2 to the Tender Offer Statement and Rule 13E-3 Transaction Statement, Amendment No. 3 to the Tender Offer Statement and Rule 13E-3 Transaction Statement and Amendment No. 4 to the Tender Offer Statement and Rule 13E-3 Transaction Statement (the “Schedule TO”), by Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”). The Schedule TO relates to the offer by ETP to purchase all outstanding common units representing limited partner interests (the “Common Units”), of PennTex Midstream Partners, LP, a Delaware limited partnership (“PennTex”), not owned by ETP, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 18, 2017 (as amended and supplemented, the “Offer to Purchase”) and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). All capitalized terms used in this Amendment No. 5 without definition have the meanings ascribed to them in the Offer to Purchase.

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated by reference into this Amendment.

The item of the Schedule TO set forth below is hereby amended and supplemented as follows:

Items 1 through 9, 11 and 13.

The Offer expired at 5:00 p.m., Eastern time, on June 19, 2017. According to American Stock Transfer & Trust Company, LLC, the Depositary for the Offer, a total of approximately 12,360,503 Common Units were validly tendered in the Offer, including approximately 601,526 Common Units subject to guaranteed delivery. ETP has accepted for payment all Common Units that were validly tendered in the Offer and has made payment to the Depositary for the accepted Common Units in accordance with the terms of the Offer.

The number of Common Units validly tendered in the offering period satisfies the non-waivable condition that not less than a majority of the Common Units held by unitholders that are not affiliates of ETP be validly tendered, and satisfies the condition that, following the closing of the Offer, ETP and its affiliates own at least 16,571,405 Common Units, representing greater than 80% of the outstanding PennTex Common Units. ETP intends to exercise its right pursuant to Section 15.1 of the PennTex Partnership Agreement to purchase all of the remaining Common Units that were not tendered in the Offer and remain outstanding on June 30, 2017 (the “Limited Call Right”). ETP will mail to each unitholder of record who did not tender its Common Units in the Offer a notice of its election to purchase such Common Units pursuant to Section 15.1 of the PennTex Partnership Agreement, and such holder will receive, for each Common Unit, the price paid by ETP for the Common Units in the Offer.

Upon the consummation of the Limited Call Right, ETP will own all of the economic interests of the Partnership and will be entitled to all of the benefits resulting from those interests. In addition, the Common Units will cease to be listed on the NASDAQ Global Select Market or publicly traded.

Items 12. Exhibits

(a)(1)(viii)	Press Release, dated June 20, 2017, issued by ETP

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2017

ENERGY TRANSFER PARTNERS, L.P.

By:	Energy Transfer Partners GP, L.P., its general partner

By:	Energy Transfer Partners, L.L.C., its general partner

By:	/s/ Thomas E. Long
Name:	Thomas E. Long
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated May 18, 2017

(a)(1)(i)(a)*	Supplement No. 1 to Offer to Purchase, dated June 9, 2017

(a)(1)(ii)*	Letter of Transmittal (including general instructions for certification of taxpayer identification number on Substitute Form W-9)

(a)(1)(iii)*	Notice of Guaranteed Delivery

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)*	Form of Summary Advertisement to be published in The Wall Street Journal

(a)(1)(vii)*	Press Release, dated May 18, 2017, issued by ETP

(a)(1)(viii)	Press Release, dated June 20, 2017, issued by ETP

(b)(1)†	Second Amended and Restated Credit Agreement dated as of October 27, 2011 among Energy Transfer Partners, L.P., Wells Fargo Bank, National Association, as Administrative Agent, Swingline Lender and an LC Issuer, the other lenders party thereto and Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBS Securities Inc., as Joint Lead Arrangers and Joint Book Managers (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ETP on November 2, 2011)

(b)(2)†	First Amendment, dated as of November 19, 2013, to Second Amended and Restated Credit Agreement, dated October 27, 2011 among Energy Transfer Partners, L.P., Wells Fargo Bank, National Association, as Administrative Agent, Swingline Lender and an LC Issuer, the other lenders party thereto and Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBS Securities Inc., as Joint Lead Arrangers and Joint Book Managers (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ETP on November 20, 2013)

(c)(1)†	Opinion of Evercore Group L.L.C. dated June 1, 2017 (incorporated by reference to Annex A to the PennTex Schedule 14D-9)

(c)(2)*	Presentation of Evercore Group L.L.C. dated June 1, 2017

(c)(3)†	Presentation of Evercore Group L.L.C. dated May 28, 2017 (incorporated by reference to Exhibit (c)(2) to the PennTex 13E-3 filed on June 7, 2017)

(d)†	Contribution Agreement, dated October 24, 2016 by and among Energy Transfer Partners, L.P. and NGP X US Holdings, LP, PennTex Midstream Partners, LLC, MRD Midstream LLC, WHR Midstream LLC and certain individual investors and managers named therein. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ETP with the SEC on October 25, 2016)

(f)	None

(g)	None

(h)	None

*Filed previously.

†Incorporated by reference.

3